Exhibit (a)(1)(ix)

Press release

KPN reaffirms iBasis offer, dismisses allegations	Date
6 August 2009

Number
056pe

Den Haag, 6-8-09

KPN reaffirms its public tender offer for the remaining shares in iBasis.

KPN continues to believe that the offer is fair and that iBasis would be better placed to confront its competitive challenges and improve its operational and strategic potential as a wholly-owned member of the KPN Group than it does as a public company.

KPN furthermore rejects out of hand the allegation that it is attempting to secure control of iBasis in an improper manner. KPN takes a confident view of any legal proceedings that may arise from this allegation.

Finally, the ‘Poison Pill’ that the iBasis Board purported to adopt is without precedent and in breach of the agreements with KPN and iBasis’ bylaws.

IMPORTANT INFORMATION
On July 28, 2009, KPN filed with the United States Securities and Exchange Commission (“SEC”) a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the “Schedule TO”) regarding the tender offer to which this communication relates.  Shareholders of iBasis are advised to read the Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC, because they contain important information that iBasis shareholders should consider before tendering their shares. Shareholders of iBasis will be able to obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Okapi Partners LLC, the Information Agent for the Offer, at 1-877-869-0171.

For further information:
Corporate Communicatie	Investor Relations
Mediavoorlichting
Tel: (070) 446 63 00	Tel: (070) 446 09 86
Fax: (070) 446 63 10	Fax: (070) 446 05 93
E-mail: press@kpn.com	E-mail: ir@kpn.com